                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                           COMMISSION FILE NO. 1-15983



                ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

                            (Full title of the plan)


                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                Table of Contents



Independent Auditors' Report                                            1

Financial Statements:

         Statements of Net Assets Available for Benefits
         as of December 31, 2001 and 2000                               2

         Statements of Changes in Net Assets Available
         For Benefits for the Year ended December 31, 2001              3

         Notes to Financial Statements                                  4-8

Supplemental Schedules as of and for the Year ended December 31, 2001:

         Schedule of Assets Held at End of Year                         9

         Schedule of Reportable Transactions                            10

Signatures                                                              11

Exhibit:

         Independent Auditors' Consent                                  12

INDEPENDENT AUDITORS' REPORT


To ArvinMeritor, Inc.
Hourly Employees Savings Plan and Participants:

We have audited the accompanying statements of net assets available for benefits of ArvinMeritor, Inc. Hourly Employees Savings Plan (formerly the Arvin Industries, Inc. Employee Savings Plan) (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2001 the Plan changed its basis of accounting from the modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles, to accounting principles generally accepted in the United States of America. The 2000 Statement of Net Assets Available for Benefits has been restated in accordance with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Detroit, Michigan

June 26, 2002

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------


                                                  2001           2000
                                                             (AS RESTATED)
ASSETS:
  Investments (Note 3)                         $57,729,957   $         -
  Value of interest in Master Trust (Note 4)             -     9,547,954
  Due from other Plans (Note 2)                          -    57,909,415
                                               -----------   -----------

TOTAL ASSETS                                    57,729,957    67,457,369
                                               -----------   -----------

LIABILITIES - Accrued expenses                      34,475             -
                                               -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS              $57,695,482   $67,457,369
                                               ===========   ===========




See accompanying notes to financial statements.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------



                                                                 2001
                                                                 ----
ADDITIONS:
    Employee contributions                                   $  2,337,839
    Employer contributions                                        761,705
                                                             ------------
                                                                3,099,544


    Dividends and interest                                      2,230,290
                                                             ------------
          Total additions                                       5,329,834

DEDUCTIONS:
    Benefits paid to participants                              (9,063,092)
    Net depreciation in fair value of investments (Note 3)     (1,306,848)
    Transfers out (Note 1)                                     (4,606,561)
    Administrative expenses                                      (115,220)
                                                             ------------

          Total deductions                                    (15,091,721)
                                                             ------------

  Net decrease in net assets available for benefits            (9,761,887)
                                                             ------------

  NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                       $ 67,457,369
                                                             ------------
  NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                             $ 57,695,482
                                                             ============


See accompanying notes to financial statements.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

         The following general description of the ArvinMeritor, Inc., Hourly Employees Savings Plan (formerly the Arvin Industries, Inc. Employee Savings
Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information.

         On July 7, 2000, Meritor Automotive, Inc. merged with Arvin Industries, Inc. to become ArvinMeritor, Inc. ("ArvinMeritor" or the "Company"). ArvinMeritor is now the Plan sponsor and administrator.

         GENERAL - The Plan is a defined contribution retirement savings plan covering all eligible hourly employees of ArvinMeritor, Inc. The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Northern Trust Company was the trustee in 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         On December 31, 2000, all or a portion of six plans were merged into the Plan. These plans included: Arvin Savings Plan, Meritor Heavy Vehicle Braking Systems Savings Plan, Meritor Heavy Vehicle Braking Systems Savings Plan for Represented Employees, Meritor Automotive, Inc. Gordonsville, Tennessee Employee Savings Plan, Euclid Industries 401(k) Plan and the Euclid Industries Profit Sharing Plan. This transfer was reflected as a receivable of $57,909,415 due from other plans on the statement of assets available for benefits at December 31, 2000 in the Plan's Form 5500, but was not accrued at December 31, 2000 in the financial statements as the Plan's financial statements were prepared on a modified cash basis (see Note 2). Effective January 1, 2001, the name of the Plan was changed to the ArvinMeritor, Inc. Hourly Employees Savings Plan.

         CONTRIBUTIONS AND VESTING - Eligible employees may elect to contribute up to 20% of pay, both before and after tax or a combination of both. The participants are immediately eligible for company matching contributions and these matching contributions are immediately vested. The Company's match calculation varies by location within the Plan. All Company match contributions are payable in Company stock, except for a joint venture whereby the contribution match for employees is made in cash.

         PLAN WITHDRAWALS - Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 1/2. Withdrawals prior to attaining age 59 1/2 are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

         PAYMENT OF BENEFITS - On termination of service due to death, disability or retirement, a participant generally receives an amount equal to the value of the participant's vested interest in their account in a lump-sum amount. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.
         LOANS TO PARTICIPANT - A participant may obtain a loan in an amount as defined by the Plan document (not less than $1,000 and not greater than the lesser of $50,000 or 50% of the participants' vested account balance) from the balance of his/her account. Interest is charged at a rate, which is comparable to rates charged by commercial lending institutions. The loans are repaid through payroll deductions generally over periods not to exceed 60 months. Payments of principal and interest are reinvested into the participants' current investment options. Participants may have only one outstanding loan at a time.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on a participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PLAN TERMINATION - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements of the Plan as of December 31, 2001 and 2000 and for the year ended December 31, 2001 have been prepared on the accrual basis of accounting. The Statement of Net Assets Available for Benefits of the Plan as of December 31, 2000 has been restated to the accrual basis of accounting from the modified cash basis of accounting. Under the modified cash basis, investment income is recognized when received rather than when earned and administrative expenses are recognized when paid rather than when incurred.

         The transfer of $57,909,415 relating to the merger of the plans (as disclosed in Note 1) occurred in January, 2001. This item was reflected on the restated December 31, 2000 Statement of Net Assets Available for Benefits as a receivable from other Plans as a result of the change in basis of accounting described above.

         TRANSFERS - For the year ended December 31, 2001, various transfers out of the Plan occurred as a result of additional employees being transferred to the ArvinMeritor, Inc. Savings Plan. These have been reflected as transfers out on the Statement of Changes in Net Assets.

         INVESTMENT VALUATION - Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. The T. Rowe Price Stable Value Common Trust Fund is comprised of individual investment contracts, including synthetic investment contracts and are stated at contract value. The investment contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Benefit-responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The trustee's valuation committee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, contract value approximates fair value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.


         ALLOCATION OF MASTER TRUST ASSETS AND TRANSACTIONS - The investment income and expenses of the Master Trust were allocated to the Plan based on a method established by the former Arvin Industries, Inc. Pension Committee.

         SECURITY TRANSACTIONS AND INVESTMENT INCOME - Purchases and sales of securities are reported on the trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

         PLAN EXPENSES - Administrative expenses of the Plan are paid by either the Company or the Plan, as provided by the Plan document.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of December 31, 2001 and 2000, and the reported amounts of changes in net assets available for benefits for the year ended December 31, 2001. Actual results could differ from those estimates. The Plan utilizes various investments which are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

         3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                                                   December 31, 2001
                                                                                  -------------------
Mutual Funds - at fair value:
  T. Rowe Price Balanced Fund                                                          4,601,813
ArvinMeritor Stock (includes $5,565,360 of non-participant directed stock)             6,893,988
T. Rowe Price Stable Value Common Trust Fund - at contract value                      26,831,496
T. Rowe Price Equity Index Trust Fund                                                 12,781,922



During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                                  Year Ended
                                                               December 31, 2001
                                                               -----------------
Mutual Funds                                                      $(4,421,049)
Common Stock                                                        3,114,201
                                                                  -----------
Net depreciation                                                  $(1,306,848)
                                                                  ===========

4.       INVESTMENT IN MASTER TRUST

         The Plan's investments as of and for the year ended December 31, 2000 were held in the Arvin Savings Trust ("Master Trust"), which maintained the assets of both the Plan and the Arvin Savings Plan. The assets of the Master Trust were held by the Northern Trust Company. The following table presents the fair value of investments for the Master Trust at December 31, 2000:


                                                                       2000
                                                                   ------------
Participant loans                                                  $    986,225
Common Stock                                                         18,300,839
Collective trusts                                                    52,784,056
Registered investment companies                                      87,696,770
                                                                   ------------
Total                                                              $159,767,890
                                                                   ============

         At December 31, 2000 the Master Trust held 1,608,865 shares of Company common stock. At December 31, 2000 the Plan's interest in the net assets of the Master Trust was 6.0%.


5.    TAX STATUS

         The Internal Revenue Service determined and informed the Company by a letter dated May 9, 1996, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter.

         The Plan has requested an updated determination letter based on current year Plan amendments. The Company believes that the Plan qualifies under Section 401(a) of the IRC and is exempt from federal income taxes as of December 31, 2001. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    RELATED PARTY TRANSACTIONS

         Plan investments are shares of mutual funds managed by T. Rowe Price.
T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                DESCRIPTION OF INVESTMENT
 IDENTITY OF ISSUER,             INCLUDING MATURITY DATE,
  BORROWER, LESSOR            RATE OF INTEREST, COLLATERAL,              CURRENT
  OR SIMILAR PARTY                PAR OR MATURITY VALUE                   VALUE

  *   T. Rowe Price            Stable Value Common Trust Fund          $ 26,831,496

      Franklin                 Small-Cap Stock Fund                       1,625,133

  *   T. Rowe Price            Equity Index Trust Fund                   12,781,922

  *   T. Rowe Price            International Stock Fund                     867,505

  *   T. Rowe Price            Growth and Income Fund                       667,086

  *   T. Rowe Price            Mid-Cap Growth Fund                          555,762

      Janus Fund               Large-Cap Growth Fund                      1,258,064

      Pimco                    U.S. Treasury Intermediate Fund              997,089

  *   T. Rowe Price            Balanced Fund                              4,601,813

  *                            ArvinMeritor Stock                         6,893,988

  *   Participant loans        Rates ranging from 6.5% to 10.5%,
                               maturities up to 60 months                   650,099
                                                                       ------------
                                                                       $ 57,729,957
                                                                       ============


* Party-in-interest.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

Series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.

                                                                                                      (h)
     (a)                                                                                         CURRENT VALUE
  IDENTITY                                           (c)            (d)            (g)            OF ASSET ON
  OF PARTY                    (b)                  PURCHASE       SELLING        COST OF          TRANSACTION         (l)
  INVOLVED            DESCRIPTION OF ASSET           PRICE         PRICE          ASSET              DATE             LOSS
T. Rowe Price      ArvinMeritor Common Stock     $ 7,295,133                                      $ 7,295,133
                   (49 purchases)

T. Rowe Price      ArvinMeritor Common Stock                     $ 844,007     $ 1,072,070        $   844,007      $ (228,063)
                   (111 sales)


                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    ARVINMERITOR, INC. HOURLY
                                    EMPLOYEES SAVINGS PLAN



                                    By: /s/ Richard D. Greb
                                        -------------------
                                            Richard D. Greb, Plan Administrator




June 26, 2002

                                  EXHIBIT INDEX

EXHIBIT
  23            INDEPENDENT AUDITORS' CONSENT